Exhibit 14.1

FRANKLIN BSP REAL ESTATE DEBT, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Statement of Purpose

The purpose of this Code of Business Conduct and Ethics (this “Code”) is to reaffirm the strong commitment of Franklin BSP Real Estate Debt, Inc. (together with its subsidiaries, the “Company”) to the highest standards of legal and ethical conduct in its business practices, to provide general direction regarding acceptable standards of operation, and to encourage directors, officers, external advisors and employees of external advisors performing substantial services for the Company (individually and/or collectively, a “Subject Person” or “Subject Persons”) to seek further clarification when questions about ethical conduct arise.

The Company’s Board of Directors (the “Board”) believes this Code should be an evolving set of conduct guidelines and ethics, subject to modification from time to time as circumstances warrant. Any waiver of this Code must be in accordance with the provisions of this Code set forth under “Waiver of the Code of Ethics.”

General Ethical Requirements

Subject Persons should read this Code with the following in mind:

The Company requires that every Subject Person comply with these standards. With respect to the Company’s external advisor and employees of the external advisor, this Code is complementary of, and supplemental to, other policies and procedures of the external advisor. In the event an employee of the external advisor believes that complying with this Code will conflict with the code of ethics or any other policy of the external advisor, the employee shall bring the matter to the attention of the Company’s General Counsel (“General Counsel”) who shall consider whether pursuing a waiver of this Code, in accordance with the procedures set forth below, is necessary.

This policy does not identify every type of activity that might give rise to a question about ethical conduct. The Company encourages Subject Persons who have questions to discuss them with his or her manager or, as appropriate and applicable, the General Counsel.

Each Subject Person of the Company is expected and required to:

1.	Act with honesty and integrity, avoiding actual or apparent conflicts of interest in personal and professional relationships.

2.	Provide information that is accurate, complete, objective, relevant, timely and understandable.

3.	Comply, both in letter and in spirit, with rules and regulations of federal, state and local governments, and other appropriate private and public regulatory agencies. Although not all Subject Persons are expected to know the details of all applicable laws, it is important to be aware when to seek advice from appropriate Company personnel.

4.	Act in good faith, responsibly, competently, diligently and with due care, without misrepresenting material facts or allowing their independent judgment to be subordinated.

5.	Respect the confidentiality of information acquired in the course of work except when authorized or otherwise legally obligated to disclose such information. Confidential information acquired in the course of work should not be used improperly for personal advantage.

6.	Work collaboratively and maintain skills that are important and relevant to the Company’s needs.

7.	Proactively promote ethical behavior as a responsible colleague among peers in his or her work environment and community.

8.	Achieve responsible use of and control over all Company assets and resources employed or entrusted to him or her.

Responsible Behavior

Subject Persons are expected to exhibit a high degree of personal integrity at all times. This not only involves sincere respect for the rights and feelings of others, but also demands that Subject Persons refrain from any behavior that might be harmful to themselves, their co-workers, or the Company, or that might be viewed unfavorably by current or potential tenants or clients, or by the public at large. Because their conduct reflects on the Company, Subject Persons are encouraged to observe the highest standards of professionalism at all times.

Consequences of Failure to Comply

All Subject Persons must conform to ethical and legal standards in order to abide by the law and to preserve the Company’s integrity and reputation. Failure to adhere to this Code may result in disciplinary action.

Reporting Violations

All Subject Persons should be alert and sensitive to situations that could result in actions by themselves, other Subject Persons or third parties that might violate the standards of conduct set forth in this Code or applicable U.S. laws. Any Subject Person who knows or believes that another Subject Person or agent of the Company has engaged or is contemplating or engaging in improper conduct contrary to Company policy or in any illegal activity is encouraged to report such information.

Generally, such matters should be raised first with a Subject Person’s immediate supervisor or an officer of the Company, such as the General Counsel, Chie Financial Officer (“CFO”) or Chief Executive Officer (“CEO”). This may provide valuable insights or perspectives and encourage resolution of problems within the appropriate work unit. However, a Subject Person who would not be comfortable raising a matter with his or her immediate supervisor or an officer of the Company, or who does not believe such person will deal with the matter properly, should communicate the matter in accordance with the Company’s Whistleblower Policy. All communications pursuant to this paragraph shall be confidentially processed. Subject Persons may freely report such information, in name or anonymously as they deem appropriate.

Notwithstanding anything to the contrary herein or therein, nothing in this Code or in any other Company policy or agreement that a Subject Person, or any former Subject Person, may have with the Company or any of its affiliates, including any employment, severance, confidentiality or similar agreement, is intended to or does restrict or prohibit a Subject Person from reporting possible violations of law or regulation directly to, or from filing a claim or assisting with an investigation directly with, a self-regulatory authority or a government agency or entity, including without limitation the U.S. Equal Employment Opportunity Commission, the Department of Labor, the National Labor Relations Board, the Department of Justice, the Securities and Exchange Commission, the Congress, and any agency Inspector General, or from making other disclosures that are protected under the whistleblower provisions of state or federal law or regulation (“Protected Disclosures”), whether such disclosures are made as a result of a Subject Person initiating communications directly with or responding to any inquiries from such government agency or entity. Subject Persons do not need the prior authorization of the Company or the external advisor to make Protected Disclosures and do not need to notify the Company that they have made Protected Disclosures.

Gifts of All Kinds

Subject Persons must avoid any implication that unfair or preferential treatment will be granted or received by them in their course of dealing on behalf of the Company. Accordingly, with regard to entertainment, gifts, favors, and gratuities, Subject Persons should ask themselves whether the public disclosure of the receipt of such gifts would embarrass the Company or the recipient.

Subject Persons may not give or receive any gifts or favors to or from any customer, supplier or competitor (other than gifts of nominal value to the extent permitted by law) without prior consent of a senior officer of the Company and, if such subject person is an employee of the external adviser, by the external advisor’s Chief Compliance Officer (“CCO”). In no event shall a Subject Person give or receive a gift in the form of cash, stocks, bonds, options or similar types of items.

It is impermissible and unlawful to engage in bribery for the purpose of influencing someone in connection with the Company’s business or a Company transaction. Similarly, it is impermissible and may be unlawful to solicit, demand or accept anything of material value with the intent of being influenced or rewarded in connection with any Company business or transaction. Therefore, no Subject Person may give or receive any gift if it could reasonably be viewed as an improper act taken to gain a business advantage.

Subject Persons are not prevented from incurring normal business-related expenses for entertainment or from accepting personal mementos of minimal value. It is acceptable to occasionally allow a supplier, tenant or client to pay for a business meal.

Governmental Activities

Prohibition Against Bribery of Government Officials. Regardless of where they are located or where they act, Subject Persons must comply with the U.S. Foreign Corrupt Practices Act, which prohibits the making or offering of any payment or anything of value to any foreign official to improperly influence any governmental act or decision or to assist the Company in obtaining or retaining business. No Subject Person anywhere in the world may make a bribe, payment or gift to any government official, whether or not there is an attempt to influence. The Company may make a payment to a governmental official or employee outside the United States only if:

•	it is made for a legitimate business purpose and not to obtain benefits not permitted by local law or to escape obligations imposed by local laws;

•	it is modest in amount and made in accordance with prevailing local law and customs;

•	its public disclosure would not embarrass or otherwise harm the Company; and

•	the payment is authorized by the Board or by the board of directors of the subsidiary or affiliate making the payment.

Relationships with Governmental Employees. United States laws forbid the giving of anything of value to or for the benefit of any government official because of any official act performed or to be performed or to influence any official act. The law may even bar providing governmental employee amenities such as complimentary tickets or a meal, even one of nominal value (the equivalent of $10 or less). No Subject Person acting either directly or indirectly for or on behalf of the Company shall give any money or provide any gift or meal which has more than a nominal value, to or for the benefit of any governmental official or employee, whether at the national or local level.

If it is appropriate under the circumstances with respect to business activities with governmental officials or employees, you are permitted to give advertising or promotional items of a nominal value such as pens with the Company logo or provide modest refreshments on an occasional basis.

Payments and Commissions

The Company will pay only those brokers and agents with whom it has a formal written agreement and from whom it has an invoice detailing the amount to be paid. Subject Persons must ensure that vouchers properly identify commissions.

A Subject Person may make payment to an agent for only the amount that constitutes the proper remuneration for the service rendered by the agent. A Subject Person may not make a commission or any other payment if that Subject Person knows or has reason to know the payment will be used as a bribe.

Contacts with the Press

All inquiries from the press which any Subject Person receives relating to the Company should be promptly referred to the General Counsel, CFO or CEO or other person designated by the CEO with respect to any such matters. It is very important that no Subject Person of the Company other than authorized persons provide information or comment on matters relating to the Company to the press.

Insider Trading of Securities

All Subject Persons shall comply with the Company’s Insider Trading Policy.

Conflicts of Interest

It is very important for all Subject Persons to avoid any actual or apparent conflict of interest. Any time such conflict appears, or a Subject Person is concerned that such a conflict might develop, the Subject Person is required to discuss the matter with his or her manager; the General Counsel, CEO or CFO; or the Chief Financial Officer or CCO of the Company’s external advisor.

Each Subject Person is expected to avoid any action or involvement which would in any way compromise his or her actions on behalf of the Company. Some examples of clear conflict of interest situations which should always be avoided include the following:

•	any ownership interest (other than nominal amounts of stock holdings in publicly traded companies) in any supplier, borrower, lender, client or competitor;

•	any consulting or employment relationship with any borrower, lender, client, supplier or competitor;

•	any outside business activity which is competitive with any of the Company’s business;

•	any outside activity of any type which is so substantial as to call into question the Subject Person’s ability to devote appropriate time and attention to his or her job responsibilities with the Company or the Company’s external advisor;

•	the service on any board of directors of any borrower, lender, client, supplier or competitor unless such board service has been disclosed to the Company and approved by the CEO or, in the case of an employee of the Company’s external advisor, the Chief Financial Officer or CCO of the external advisor;

•	being in the position of being solely responsible for supervising, reviewing or having any influence on the job evaluation, pay or benefits of any close relative also employed by the Company or the Company’s external advisor; and

•	selling anything to the Company or buying anything from the Company (except pursuant to (i) any normal program of disposal of surplus Company property which is offered to all Subject Persons in general or (ii) other programs approved by the CEO or, in the case of an employee of the Company’s external advisor, the Chief Financial Officer or CCO of the external advisor.)

Transactions with outside firms must be conducted within a framework established and controlled by the executive level of the Company. Business dealings with outside firms should not result in unusual gains for those firms. “Unusual gain” refers to bribes, product bonuses, special fringe benefits, unusual price breaks and other windfalls designed to ultimately benefit either the employer, the Subject Person or both. Promotional plans that could be interpreted to involve unusual gain require specific executive level approval.

No “presumption of guilt” is created by the mere existence of a relationship with outside firms. However, if a Subject Person has any influence on transactions involving purchases, contracts or leases, it is imperative that he or she disclose to the Company as soon as possible the existence of any actual or potential conflict of interest so that safeguards can be established to protect all parties.

Every Subject Person is prohibited from partaking in any activity or association that creates or appears to create a conflict between the Subject Person’s personal interests and the Company’s business interests. In addition, a Subject Person must not allow any situation or personal interest to interfere with the exercise of independent judgment or with that Subject Person’s ability to act in the best interests of the Company.

A conflict involving any executive officer or member of the Board will be reviewed directly by the Board or a Board committee designated by the Board, as appropriate. Conflicts involving any other Subject Person of the Company will be reviewed by the Subject Person’s supervisor, the CFO, CEO or the Chief Financial Officer or CCO of the Company’s external advisor, or outside counsel after full disclosure by the Subject Person.

In certain limited cases, activities giving rise to potential conflicts of interest may be waived and permitted if they are determined not to be harmful to the Company. That determination will be made by the Board or a Board committee designated by the Board, as appropriate, in the case of any executive officer or Director, and with respect to an employee of the Company’s external advisor, by the applicable supervisor, the Chief Financial Officer or CCO of the Company’s external advisor, or outside counsel.

Conflicts of interest may not always be apparent, so if a Subject Person has a question, the Subject Person should consult with the General Counsel, in the case of a director or executive officer, or in the case of an employee of the Company’s external advisor, his or her supervisor, the Chief Financial Officer or CCO of the external advisor or outside counsel, who will assist in determining if there is a conflict and, if so, how to resolve it without compromising the Company’s interests. Prompt and full disclosure is always the appropriate first step towards identifying and resolving any potential conflict of interest or problem. Any Subject Person who becomes aware of a conflict or potential conflict should bring it to the attention of the General Counsel, a supervisor, or the Chief Financial Officer or CCO of the external advisor. Please consult the procedures described in this Code when confronted with a conflict or potential conflict.

Confidentiality

It is critical to the conduct of the Company’s business and our relationships with its borrowers, tenants and clients and that the Company’s activities be kept confidential. Whatever any Subject Person’s position in the organization, such Subject Person must maintain the confidential nature of the Company’s business. Confidential transactions, correspondence, conversations and negotiations involving borrowers or clients or the Company’s internal activities should not be discussed with other borrowers or clients or in any way made public by any Subject Person. Caution should be used when discussing any business activities in a social as well as business context and in public places, building elevators and public transportation facilities. Documents, letters and similar items should be put in folders or envelopes when they are left on desks or carried in building elevators to prevent unauthorized persons from seeing the information they contain.

The Company possesses and will continue to possess information that has been created, discovered and developed by the Company; has been disclosed to the Company under the obligation of confidentiality; or has otherwise become known to the Company and has commercial value to its business. All such information, except such information as is known or becomes known to the public without violation of the terms of this policy, is hereafter called “Confidential and Proprietary Information”.

Some examples of Confidential and Proprietary Information include the identity of current and prospective borrowers, marketing strategies, pending projects and proposals, pricing policies, financial statements, projections, plans for new investments, acquisitions or developments, trade secrets, operation methods, software and computer programs, and other materials, products, designs, plan, ideas, and data.

During a Subject Person’s engagement with the Company and after termination (whether voluntary or involuntary) of such Subject Person’s engagement with the Company or any of its affiliates, the Subject Person shall keep secret and retain in strictest confidence all such Confidential and Proprietary Information. Any Subject Person who discloses Confidential and Proprietary Information may be subject to disciplinary action, up to and including possible separation and legal action, even if he or she does not actually benefit from disclosure of such information. Nothing contained in this paragraph shall be deemed to prevent the Subject Person from utilizing his or her general knowledge, intellect, experience, and skills for gainful employment after termination of employment with the Company; provided, that this sentence shall not relieve any current or former Subject Person from any obligations he or she may have pursuant to an effective non-compete agreement with the Company.

However, for clarity, nothing in this Code or any other Company policy or agreement is intended to or does restrict or prohibit a Subject Person from disclosing confidential information in the course of making a Protected Disclosure, as noted above.

Company Property

All memoranda, notes, lists, records and other documents (and all copies thereof) made or compiled by the Subject Person or made available to the Subject Person concerning the business of the Company or any or its affiliates is and shall be the Company’s property and shall be delivered to the Company promptly upon separation of the Subject Person’s engagement with the Company or any of its affiliates or at any other time on request.

Political Activities

Subject to applicable restrictions in the external advisors compliance manual for the employees of the external advisor, Subject Persons may enjoy membership in and contribute to political parties, trade associations and similar organizations. However, any political activity is strictly on the Subject Person’s own time and at the Subject Person’s own expense except as otherwise approved by the CEO or, in the case of employees of the external advisor, the CCO of the external advisor.

Corporate Funds

Subject Persons are forbidden to use, directly or indirectly, corporate funds and assets for any unlawful or improper purpose or to accomplish any unlawful or improper goal. The Company also prohibits the establishment or maintenance of undisclosed or unrecorded funds and assets and the willful improper accounting of funds and assets. The Company requires all Subject Persons who handle funds and assets of the Company to do so in compliance with all (a) of the Company’s policies in effect from time to time, (b) all governmental laws, rules, regulations and orders and (c) generally accepted accounting principles.

Anti-Discrimination and Harassment

The Company is committed to providing a work environment that is free of discrimination and harassment. Such conduct, whether overt or subtle, is demeaning, may be illegal, and undermines the integrity of the employment relationship.

Sexual harassment can include unwelcome sexual advances, requests for sexual favors, pressure to engage in a sexual relationship as a condition of employment or promotion, or conduct which creates a hostile or offensive work environment.

Discrimination can take many forms including actions, words, jokes, or comments based upon an individual’s race, citizenship, ethnicity, color, religion, sex, veteran status, national origin, age, disability, sexual orientation, marital status or other legally protected characteristic. Any Subject Person who engages in harassment or discrimination will be subject to disciplinary action, up to and including termination of employment.

Anti-Money Laundering

In the global marketplace, the attempted use of financial institutions and instruments to launder money is a significant problem that has resulted in the passage of strict laws in many countries. Money laundering is the attempt to disguise money derived from or intended to finance illegal activity including drug trafficking, terrorism, organized crime, fraud, and many other crimes. Money launderers go to great lengths to hide the sources of their funds. Among the most common stratagems are placing cash in legitimate financial institutions, layering between numerous financial institutions, and integrating the laundered proceeds back into the economy as apparently legitimate funds.

All Subject Persons must be vigilant in the fight against money laundering, and must not allow the Company to be used for money laundering.

SEC Filings

Each Subject Person of the Company shall endeavor to ensure full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company. Each Subject Person of the Company involved in preparing or reviewing SEC filings and other public communications made by the Company shall be responsible for ensuring that to such Subject Person’s knowledge, such filings or other communications do not contain any inaccuracy, material misstatement or omission of any information necessary to make the statements made not misleading.

Record-Keeping

The Company’s books, records, accounts and financial statements must be timely maintained in reasonable detail and must completely and accurately reflect the Company’s assets, liabilities and transactions, conforming to applicable legal requirements and financial policies and procedures of the Company’s internal controls systems. No transaction shall be carried out in a manner such that the substance of the transaction is obscured or recorded improperly.

If a Subject Person has any concerns with accounting or auditing matters, the Subject Person should report them to the General Counsel or the Chair of the Audit Committee of the Company’s Board in accordance with the Company’s Whistleblower Policy.

Data Privacy

Data privacy, as it relates both to the Company’s investors and employees (if any), has become a major political and legal issue in many jurisdictions in which the Company may operate. A variety of laws in such jurisdictions governs data privacy and the collection, storage, dissemination, transfer, use, access to and confidentiality of personal information. These laws can work to limit transfers of such data across borders and even among affiliated corporate entities. The Company and its Subject Persons will comply with all provisions of these laws that relate to its business, including the privacy, security and electronic transmission of financial and other personal information. The Company expects its Subject Persons to keep all such data confidential and to protect, use and disclose information in the conduct of the Company’s business only in compliance with these laws. The Company will consider and may release personal information to third parties to comply with law or to protect the rights, property or safety of the Company and its investors.

All salary, benefit, medical and other personal information relating to Subject Persons shall generally be treated as confidential. Personnel files, payroll information, disciplinary matters, and similar information are to be maintained in a manner designed to protect confidentiality in accordance with applicable laws. All Subject Persons shall exercise due care to prevent the release or sharing of such information beyond those persons who may need such information to fulfill their job functions. Notwithstanding the foregoing, all personnel information belongs solely to the Company and may be reviewed or used by the Company as needed to conduct its business.

Improper Influence on Conduct of Audits

No Subject Person may take any action to fraudulently influence, coerce, manipulate or mislead any independent public or certified accountant engaged in the performance of an audit of the Company’s financial statements for the purpose of rendering such financial statements materially misleading.

Electronic Communications

The use of electronic mail, the Internet and other technology assets is an important part of Subject Persons’ work for the Company. Used improperly, this technology presents legal and business risks for the Company and for individual employees. There are also important privacy issues associated with the use of technology, and related regulations are evolving.

Accordingly, all Subject Persons are required to use information technology for proper business purposes and in a manner that does not compromise the confidentiality of sensitive or proprietary information. All communications with the public, clients, prospects and fellow employees (if any) must be conducted with dignity, integrity, and competence and in an ethical and professional manner.

Subject Persons must not use information technology to: transmit or store materials which are obscene, pornographic, or otherwise offensive; engage in criminal activity; obtain unauthorized access to data or files; commit copyright violations; install personal software without permission; or make statements on the Internet or any social media, without permission, that suggest that the user is speaking on behalf of the Company or its affiliates.

Waivers of the Code of Ethics

A waiver of this Code for executive officers or directors may be made only by the Board or the appropriate Board committee acting on behalf of the Board and will be promptly disclosed to the extent required by law. A waiver of this Code for all other Subject Persons may be made by the CEO only and shall be discussed with the Board or a committee of the Board as appropriate.

Internal Use

This Code is intended solely for the internal use by the Company and does not constitute an admission, by or on behalf of the Company, as to any fact, circumstance, or legal conclusion.